UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On April 16, 2024, Kandi Technologies Group, Inc., a Delaware corporation (“Kandi DE”), completed a corporate reorganization (the “Reorganization” or “Merger”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of August 31, 2022, and amended on April 11, 2024 (the “Merger Agreement”), by and among Kandi DE, Kandi Technologies Group, Inc., a company incorporated under the laws of the British Virgin Islands (“Kandi BVI”) and Kandi Technologies Merger Corp., a Delaware corporation (“Merger Sub”). Based on the Merger Agreement, Kandi DE merged with the Merger Sub, with Kandi DE being the surviving company. Kandi BVI, which is wholly owned by Kandi DE prior to the completion of the Merger, wholly owns Kandi DE upon the completion of the Merger, and becomes the publicly held parent company of Kandi DE.

The Merger Agreement was approved by the stockholders of Kandi DE at the annual meeting held on December 27, 2023. The Merger Agreement was filed with Kandi BVI’s Amendment No. 2 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2022 (the “Registration Statement”) as the Appendix A to the Prospectus and proxy statement contained therein, which is incorporated by reference herein. On April 16, 2024, Kandi DE issued a press release announcing the completion of the Reorganization. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Prior to the Reorganization, shares of Kandi DE’s common stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Global Select Market under the symbol “KNDI”. As a result of the Reorganization, each issued and outstanding share of Kandi DE’s common stock was converted into the right to receive one Kandi BVI’s ordinary share, which shares were issued by Kandi BVI as part of the Reorganization. Kandi DE expects to file a Form 15 with the SEC to terminate the registration of the shares of Kandi DE’s common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

This report is being filed for the purpose of establishing Kandi BVI as the successor issuer pursuant to Rule 12g-3 under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of Kandi BVI, as the successor issuer, are deemed registered under Section 12(b) of the Exchange Act. Kandi BVI’s ordinary shares will begin trading under the symbol “KNDI”, the same symbol under which the shares of Kandi DE’s common stock previously traded, on April 17, 2024.

As of April 16, 2024, each of the directors and officers of Kandi DE immediately prior to the Reorganization had been appointed to the same position(s) with Kandi BVI, with the directors to serve until the earlier of the next General Shareholders Meeting of Kandi BVI or until their successors are elected or appointed (or their earlier death, disability or retirement).

As of April 16, 2024, in connection with and effective upon completion of the Reorganization, the rights of shareholders of Kandi BVI are governed by its amended and restated memorandum and articles of association.

Description of Share Capital of Kandi BVI

The following description of the material terms of Kandi BVI’s shares following the Merger includes a summary of specified provisions of the memorandum and articles of association of Kandi BVI that will be the public company’s memorandum and articles of association upon the completion of the Merger. This description is qualified by reference to the memorandum and articles of association of Kandi BVI, a copy of which is filed as Exhibit 3.1 to this report and incorporated herein by reference. You are encouraged to read the relevant provisions of the British Virgin Islands law as they relate to the following summary.

Authorized Share Capital

Kandi BVI will be authorized to issue 300,000,000 ordinary shares of a nominal or par value of $0.001 each. The ordinary shares may be issued from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors of Kandi BVI is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

Kandi BVI will also be authorized to issue 30,000,000 preferred shares of a nominal or par value of $0.001 each.

Prior to the Reorganization, Kandi BVI had 1,000 ordinary shares issued and outstanding. If the Merger is completed, Kandi BVI will issue approximately 87,542,800 ordinary shares in the Merger and the 1,000 ordinary shares outstanding prior to the Merger were repurchased.

Ordinary Shares

General

All of Kandi BVI’s issued and outstanding ordinary shares will be issued credited as fully paid and non-assessable. Kandi BVI’s ordinary shares are issued in registered form, and are issued when registered in Kandi BVI’s register of members. Kandi BVI’s shareholders who are non-residents of the British Virgin Islands may freely hold and transfer their ordinary shares.

Register of Members

Under British Virgin Islands law, a share in a British Virgin Islands company is duly issued only when the name of the shareholder is entered in the register of members of a company, and the register of members is by statute regarded as prima facie evidence of the shareholders of a company. A person becomes a shareholder of a British Virgin Islands company, and is therefore able to benefit from the rights attaching to such shares, only on the date that such person is entered on the register of members. Upon completion of the Merger, Kandi BVI will immediately update the register of members to record and give effect to the issue of shares by Kandi BVI to Kandi shareholders. Once the register of members of Kandi BVI has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. No consents or approvals are required by British Virgin Islands law from any governmental authorities or agencies or other official bodies in the British Virgin Islands in connection with updating the register of members of Kandi BVI.

Voting

Holders of Kandi BVI ordinary shares are entitled to receive notice of any meeting of shareholders and to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. Kandi BVI’s ordinary shareholders have no cumulative voting rights. Kandi BVI’s members take action by a majority of votes cast, unless otherwise provided by the Companies Law of the British Virgin Islands or Kandi BVI’s memorandum and articles of association.

Under the Kandi BVI’s memorandum and articles of association, some matters, such as altering or adding to the memorandum of association require the approval of shareholders by a resolution that is either (a) passed by a majority of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or (b) that is signed by a majority of the shareholders entitled to vote on that resolution.

Changes to Rights of a Class or Series

Kandi BVI’s memorandum and articles of association, if at any time the shares which Kandi BVI is authorized to issue are divided into different classes of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a two-thirds of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least the shareholders holding or representing by proxy at least a majority of the issued shares of the class. Any holder of shares of the class present in person or by proxy at such meeting may demand a poll.

Quorum for General Meetings

A meeting of Members is duly constituted if at the commencement of the Annual Meeting there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of the Kandi BVI shareholders to be considered at the Annual Meeting.

Special Meetings of Shareholders

A special meeting of Kandi BVI may be called only by Kandi BVI’s Board of Directors or one or more shareholders in the aggregate entitled to exercise 30 percent or more of the voting rights in respect of a matter for which the meeting is requested.

Dividend Rights

Kandi BVI’s Board of Directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of Kandi BVI’s lawfully available funds. For information regarding Kandi BVI’s expected future dividend payments, please see the section entitled “Market for our Common Stock; Dividends—Dividend Policy.” contained in the Registration Statement.

Rights Upon Liquidation

Upon the winding up of Kandi BVI, after creditors of the corporation have been paid in full, the assets shall be distributed to, or the losses shall be borne by the shareholders of Kandi BVI in proportion to the par value of the shares held by them at the commencement of the winding up (up to the amount paid in shares by each shareholder, respectively).

No Liability for Further Calls or Assessments

The Kandi BVI ordinary shares to be issued in the Merger will be duly and validly issued, fully paid and non-assessable.

No Preemptive Rights

Kandi BVI shareholders have no preemptive rights to subscribe for or purchase any additional securities issued by Kandi BVI.

Redemption of Ordinary Shares

Kandi BVI may (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of Kandi BVI or the shareholder on such terms and in such manner as the shareholders of Kandi BVI may, before the issue of the shares, by at least two-thirds majority determine; (ii) purchase its own shares, including any redeemable shares, in accordance with the articles of association; or (iii) make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

Restrictions on Transfer

Kandi BVI’s share register is determinative of membership in Kandi BVI. A written instrument of transfer is required under the British Virgin Islands Laws, in order to register on Kandi BVI’s register of members any transfer of shares. The articles of association of Kandi BVI further provide that such written instrument of transfer must be signed by the transferor and contain the name and address of the transferee. The articles of association of Kandi BVI also provide that the Board of Directors of Kandi BVI may resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution, but where the Board passes such a resolution, Kandi BVI must notify the transferor and the transferee.

Transfer Agent

The registrar for Kandi BVI’s ordinary shares is expected to be Vistra Corporate Services Centre located at Wikhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The transfer agent for Kandi BVI remains the same as Kandi DE, i.e., Equiniti Trust Company.

Anti-Takeover Provisions

Neither Kandi nor Kandi BVI has a shareholder rights plan.

Differences in Corporate Law

The rights of Kandi DE’s stockholders were governed by the Delaware General Corporate Law and Kandi DE’s certificate of incorporation, as amended and bylaws. After the Reorganization, the rights of shareholders of Kandi BVI are governed by the Companies Act and Kandi BVI’s third amended and restated memorandum and articles of association. Please see the section entitled “Differences in Corporate Law—Interested Shareholder Transactions” and “Differences in Corporate Law—Acquisition of Controlling Interest” in the Prospectus and the Registration Statement for a discussion of the material differences in shareholder rights resulting from the Reorganization.

Exhibit No.	Description
2.1	Amendment to the Agreement and Plan of Merger and Reorganization dated April 11, 2024
3.1	Kandi BVI’s Third Amended And Restated Memorandum And Articles Of Association
99.1	Press Release dated April 16, 2024, announcing the completion of the redomicile merger of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2024	Kandi Technologies Group, Inc.

	By:	/s/ Dong Xueqin
Dong Xueqin
Chief Executive Officer